UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON BUSINESS SAVINGS PLAN

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON BUSINESS SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Verizon Business Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

/s/ Mitchell & Titus LLP

New York, New York

June 27, 2008

VERIZON BUSINESS SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

(in thousands of dollars)

	2007	2006
Assets:
Investments in master trusts (at fair value)	$1,149,311	$675,355

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,810)	710

Net assets available for benefits	$1,147,501	$676,065

The accompanying notes are an integral part of the financial statements.

VERIZON BUSINESS SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

(in thousands of dollars)

Additions:

Contributions:
Employee	$198,754
Employer	161,481

Total contributions	360,235
Transfers from other qualified plans, net	116,045
Net investment gain	98,185

Total additions	574,465

Deductions:

Benefits paid to participants	101,144
Administrative expenses	1,885

Total deductions	103,029

Net change	471,436

Net assets available for benefits:
Beginning of year	676,065

End of year	$1,147,501

The accompanying notes are an integral part of the financial statements.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Business Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Overview

Effective July 1, 2006, the Plan was adopted by Verizon Business Global LLC d/b/a Verizon Business and its participating affiliates as a new plan. Also effective July 1, 2006, a portion of the Verizon Savings Plan for Management Employees was transferred into the Plan. That portion relates to eligible employees as defined by the Plan document, as of July 1, 2006, who had accounts under the Verizon Savings Plan for Management Employees as of June 30, 2006.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides eligible employees, as defined by the Plan Document, of Verizon Business and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options except for the Fidelity Magellan Fund, Fidelity Dividend Growth Fund, Fidelity Diversified International Fund, Clipper Fund and TCW Select Equities, which were frozen to new contributions from payroll deductions on January 1, 2007. In addition, a participant can move money out of any of the five funds listed above, but will not be able to move money into these funds, which is also true of the Idearc Stock Fund.

Liquidation of the Idearc Stock Fund, as authorized by an amendment to the Master Trust Agreement, began in October 2007 and was completed in early 2008. Proceeds will be directed across participants’ investment elections.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of two to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made.

Master Trusts

At December 31, 2007 and 2006, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”), and owned a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. The Plan owned approximately 6% and 4% of the assets in the Master Trust at December 31, 2007 and 2006, respectively.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Fidelity Management Trust Company (the “Trustee”) has been designated as the trustee of the Master Trust and is responsible for the investment, reinvestment, control, and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

At December 31, 2006, the Plan also participated in a passive international equity index fund (the “Mellon Fund”) in the Bell Atlantic Master Trust, for which Mellon Bank is the Trustee. The Plan owned approximately 5% of the Mellon Fund at December 31, 2006. This investment was transferred to the Master Trust in 2007.

At December 31, 2007, the Plan also participated in five active international equity accounts (the “Mellon Accounts”) in the Bell Atlantic Master Trust, for which Mellon Bank is the Trustee. The Plan owned approximately 16% of the Mellon Accounts at December 31, 2007.

Interest and dividends along with the net appreciation (depreciation) in fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust, the Mellon Fund and the Mellon Accounts as a percentage of the total participation in such funds and portfolios.

Plan Modification

Verizon Business Inc. and the most senior Human Resources officer of Verizon Business Inc. reserve the right to modify, alter, or amend the Plan at any time. Verizon Business reserves the right to terminate the Plan at any time.

Risks and Uncertainties

The Plan provides investment options for participants who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 2 ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. We have reclassified certain prior year amounts to conform to current year presentation.

The Statement of Changes in Net Assets Available for Benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

The Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP, effective for financial statements for annual periods after December 15, 2006, requires investment contracts be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents net assets at fair value, with an adjustment to contract value for the investment contracts. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS No. 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 is effective for financial statements issued for fiscal years beginning after November 15, 2008.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2007		2006
Net Assets:
Verizon common stock	$145,796		$133,038
		Year ended December 31, 2007
Changes in net assets:
Employer contributions		$70,012
Net investment gain		44,919
Transfer In		24,598
Benefits paid to participants		(27,808)
(Increase) in diversification adjustment (Note 4)		(92,973)
Other		(5,990)

Net		$12,758

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to their account or ESOP account and any income thereon, upon completing three years of vesting service or upon their death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or involuntary termination (other than for cause or in connection with a business transaction).

A terminated employee’s non-vested employer-matching contributions are forfeited and offset against subsequent employer matching contributions to the Plan.

The Plan is funded by employee contributions up to a maximum of 25% of compensation (16% for highly compensated employees as defined in the Plan document) and by employer-matching contributions. The employer-matching contributions were equivalent in value to 100% of the initial 4%, and 50% of the next 2% through June 30, 2006 and thereafter, the employer-matching contributions were equivalent in value to 100% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older, can elect to make additional before-tax catch-up contributions to the Plan. In addition, the Company may make a discretionary, performance-based contribution to the Plan in an amount up to 50% of the employee’s matched contributions for the Plan year.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 4 VESTING AND CONTRIBUTIONS (continued)

Participant contributions may be from before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2007 Plan year were limited to $15,500. The total amount of Elective Contributions, After-Tax Contributions, and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $45,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $225,000. The catch-up contribution limit is $5,000 for participants eligible to make catch-up contributions.

Effective January 1, 2007, employer-matching contributions are made half in Verizon common stock and half in cash, and the cash will be invested in the same options as the participant’s current contributions. Prior to January 1, 2007, employer-matching contributions were made all in Verizon common stock. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized funds.

In Note 3, the “Diversification Adjustment” reflects the employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document.

For the 2007 Plan year, total employer-matching contributions consisted of 1.7 million shares of Verizon common stock with a fair value at the date of contribution of $71 million and $69 million in cash. A discretionary match was made in the amount of $38 million, half in Verizon common stock and half in cash.

NOTE 5 RELATED-PARTY TRANSACTIONS

Verizon Investment Management Corp. (“VIMCO”), an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

NOTE 6 INCOME TAX STATUS

The Plan is intended to be a tax qualified 401(k) plan under section 401(a) of the Internal Revenue Code (the “Code”). The Company will request an IRS determination letter to this effect within the time limits established for such requests. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is tax-qualified and the related trust is tax-exempt.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 7 INVESTMENTS IN MASTER TRUSTS

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices for such securities on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices for such securities and obligations on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at their redemption value, which approximates fair value.

Market value estimates for real estate holdings are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter.

Forward currency and index futures are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

At December 31, 2007 and 2006, the Master Trust contained certain investments in futures and forwards contracts that are considered derivative investments. However, the total fair value and the net investment income or loss is not material to the Plan.

A portion of certain funds in the Master Trust is invested in synthetic wrap investment contracts (“wrap contract”) held with four insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets are below their contract value and fair value is ultimately reduced to zero. The fair value of the wrap contracts was $0 at both December 31, 2007 and 2006. As of December 31, 2007 and 2006, Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities AA—or better.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. The contracts are included in the Master Trust assets at contract value, which, as reported by the insurance companies and banks, was approximately $2.0 billion and $2.1 billion, at December 31, 2007 and 2006, respectively.

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; and (4) bankruptcy of the Plan sponsor or other plan sponsor events which cause a significant withdrawal from the Plan. The Plan Administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The contracts had average yields ranging from 4.24% to 4.56% at December 31, 2007 and were 4.35% at December 31, 2006. The crediting interest rates for the wrap contracts ranged from 4.78%—4.79% at December 31, 2007 and were 4.57% at December 31, 2006. No valuation reserve was recorded, or is deemed necessary, at December 31, 2007 and 2006 to adjust contract amounts.

The following schedules reflect the Master Trust net investments by investment type as of December 31, 2007 and 2006 and investment income (loss) for the year ended December 31, 2007 (in thousands):

	Investments in Master Trusts		Net Investment Income (Loss) In Master Trusts Year Ended December 31, 2007
	December 31,		Interest & Dividends	Net Appreciation (Depreciation)
	2007	2006
Verizon common stock	$6,743,865	$5,868,870	$234,641	$989,963
Investment contracts	1,999,573	2,128,490	—	92,943
Commingled funds	3,158,989	3,361,418	—	163,409
Mutual funds	4,439,176	4,279,664	203,752	184,209
Money market fund	309,581	235,023	—	—
Common stock	826,382	559,610	7,838	(6,355)
Participant loans	611,873	580,069	36,971	—
Fixed income	480,300	123,993	33,876	—

Total	18,569,739	17,137,137

Adjustment to contract value	(30,315)	18,771

Total investments	$18,539,424	$17,155,908	$517,078	$1,424,169

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The fair value of the equities in the Mellon Accounts, included above, was approximately $352 million at December 31, 2007.

The fair value of the equities in the Mellon Fund, also included above, was approximately $258 million at December 31, 2006.

The Plan’s interest in the carrying value of the Master Trust, the Mellon Fund and the Mellon Accounts and the related investment income (loss) are reported in the investment in master trusts in the Statements of Net Assets Available for Benefits and net investment gain (loss) in the Statement of Changes in Net Assets Available for Benefits, respectively.

NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits to the Plan’s Form 5500 at December 31 (in thousands):

	2007	2006
Net assets available for benefits per the financial statements	$1,147,501	$676,065
Adjustment for deemed no post default payments	(166)	—
Adjustment for fully benefit-responsive investment contracts	1,810	(710)

Net assets available for benefits per Form 5500	$1,149,145	$675,355

The following table reconciles net income per the financial statements to net income per the Form 5500 for the year ended December 31, 2007 (in thousands):

2007
Net income per the financial statements	$471,436
Adjustment for deemed no post default payments	(166)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,520

Net income per Form 5500	$473,790

VERIZON BUSINESS SAVINGS PLAN

Notes to Financial Statements

December 31, 2007

NOTE 9 SUBSEQUENT EVENTS

The Directors of Verizon Business approved the merger of the MCI 401(k) Salary Savings Plan (MCI 401(k)) with and into the Plan on June 20, 2008. All current MCI 401(k) investment funds will be sold at the closing net asset values on June 20, 2008 with the assets mapped to existing investment options utilized by the Plan. As a result, approximately $1.6 billion of assets were transferred into the Plan.

On January 8, 2008 the Cybertrust, Inc. (a wholly owned subsidiary of Verizon Business) 401(k) plan was merged into the Plan. As a result, approximately $13 million of assets were transferred into the Plan.

The Fidelity Magellan Fund, Fidelity Dividend Growth Fund, Fidelity Diversified International Fund, Clipper Fund and TCW Select Equities were closed on January 1, 2008. Balances in the Clipper Fund, Fidelity Dividend Growth Fund, Fidelity Magellan Fund, and TCW Select Equities Fund were transferred to the U.S. Large Company Fund and balances in the Fidelity Diversified International Fund were transferred to the International Company Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON BUSINESS SAVINGS PLAN

By:	/s/ Robert A. Toohey
Robert A. Toohey
(Senior Vice-President Human Resources)

Date: June 27, 2008